UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LIVEVOX HOLDINGS, INC. (f/k/a Crescent Acquisition Corp)
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

53838L100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON CFI Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,250,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,250,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (2)
12	TYPE OF REPORTING PERSON OO

(1) Reflects shares of Class A common stock of LiveVox Holdings, Inc. (the “Company”), par value $0.0001 per share (“Class A Common Stock”) held directly by CFI Sponsor LLC (“Sponsor”). CCGH Legacy Assets, LLC, Beyer Family Interests LLC and TSJD Family LLC are managing members of the Sponsor. CCGH Legacy Assets, LLC delegated any of its voting and investment power over the Issuer's securities to Mark Attanasio and Jean-Marc Chapus. Robert D. Beyer is a managing member of Beyer Family Interests LLC. Todd M. Purdy is a managing member of TSJD Family LLC. As such, each of Beyer Family Interests LLC, TSJD Family LLC and Messrs. Attanasio, Chapus, Beyer and Purdy may be deemed to have or share beneficial ownership of the shares held directly by Sponsor.

(2) The calculation assumes that there is a total of  98,240,727 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Report”).

1	NAME OF REPORTING PERSON CCGH Legacy Assets, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,250,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,250,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (2)
12	TYPE OF REPORTING PERSON OO

(1) Reflects shares of Class A Common Stock held directly by Sponsor. CCGH Legacy Assets, LLC, Beyer Family Interests LLC and TSJD Family LLC are managing members of the Sponsor. CCGH Legacy Assets, LLC delegated any of its voting and investment power over the Issuer's securities to Mark Attanasio and Jean-Marc Chapus. Robert D. Beyer is a managing member of Beyer Family Interests LLC. Todd M. Purdy is a managing member of TSJD Family LLC. As such, each of Beyer Family Interests LLC, TSJD Family LLC and Messrs. Attanasio, Chapus, Beyer and Purdy may be deemed to have or share beneficial ownership of the shares held directly by Sponsor.

(2) The calculation assumes that there is a total of  98,240,727 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Report.

1	NAME OF REPORTING PERSON Beyer Family Interests LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,250,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,250,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (2)
12	TYPE OF REPORTING PERSON OO

(1) Reflects shares of Class A Common Stock held directly by Sponsor. CCGH Legacy Assets, LLC, Beyer Family Interests LLC and TSJD Family LLC are managing members of the Sponsor. CCGH Legacy Assets, LLC delegated any of its voting and investment power over the Issuer's securities to Mark Attanasio and Jean-Marc Chapus. Robert D. Beyer is a managing member of Beyer Family Interests LLC. Todd M. Purdy is a managing member of TSJD Family LLC. As such, each of Beyer Family Interests LLC, TSJD Family LLC and Messrs. Attanasio, Chapus, Beyer and Purdy may be deemed to have or share beneficial ownership of the shares held directly by Sponsor.

(2) The calculation assumes that there is a total of  98,240,727 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Report.

1	NAME OF REPORTING PERSON TSJD Family LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,250,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,250,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (2)
12	TYPE OF REPORTING PERSON OO

(1) Reflects shares of Class A Common Stock held directly by Sponsor. CCGH Legacy Assets, LLC, Beyer Family Interests LLC and TSJD Family LLC are managing members of the Sponsor. CCGH Legacy Assets, LLC delegated any of its voting and investment power over the Issuer's securities to Mark Attanasio and Jean-Marc Chapus. Robert D. Beyer is a managing member of Beyer Family Interests LLC. Todd M. Purdy is a managing member of TSJD Family LLC. As such, each of Beyer Family Interests LLC, TSJD Family LLC and Messrs. Attanasio, Chapus, Beyer and Purdy may be deemed to have or share beneficial ownership of the shares held directly by Sponsor.

(2) The calculation assumes that there is a total of  98,240,727 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Report.

1	NAME OF REPORTING PERSON Mark Attanasio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 333,333 (1)
	6	SHARED VOTING POWER 4,353,335 (2)
	7	SOLE DISPOSITIVE POWER 333,333 (1)
	8	SHARED DISPOSITIVE POWER 4,353,335 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,686,668 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% (3)
12	TYPE OF REPORTING PERSON IN

(1) Reflects 250,000 shares of Class A Common Stock and warrants exercisable for 83,333 shares of Class A Common Stock held directly by a limited liability company controlled by Mr. Attanasio.

(2) Reflects: (a) 3,250,000 shares of Class A Common Stock held directly by Sponsor, and (b) 827,500 shares of Class A Common Stock and warrants exercisable for 275,835 shares of Class A Common Stock held directly by Crescent Capital Group Holdings LP (“CCGH”), an entity controlled by Mark Attanasio and Jean-Marc Chapus. CCGH Legacy Assets, LLC, Beyer Family Interests LLC and TSJD Family LLC are managing members of the Sponsor. CCGH Legacy Assets, LLC delegated any of its voting and investment power over the Issuer's securities to Messrs. Attanasio and Chapus. Robert D. Beyer is a managing member of Beyer Family Interests LLC. Todd M. Purdy is a managing member of TSJD Family LLC. As such, each of Beyer Family Interests LLC, TSJD Family LLC and Messrs. Attanasio, Chapus, Beyer and Purdy may be deemed to have or share beneficial ownership of the shares held directly by Sponsor. By virtue of their control over CCGH, Messrs. Attanasio and Chapus may be deemed to have or share beneficial ownership over the securities held by CCGH.

(3) The calculation assumes that there is a total of  98,599,895 shares of Class A Common Stock outstanding, based on: (a) 98,240,727 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Report, and (ii) 359,168 shares of Class A Common Stock issuable upon exercise of warrants that may be deemed to be beneficially owned by Mr. Attanasio.

1	NAME OF REPORTING PERSON Jean-Marc Chapus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 333,333 (1)
	6	SHARED VOTING POWER 4,353,335 (2)
	7	SOLE DISPOSITIVE POWER 333,333 (1)
	8	SHARED DISPOSITIVE POWER 4,353,335 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,686,668 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% (3)
12	TYPE OF REPORTING PERSON IN

(1) Reflects 250,000 shares of Class A Common Stock and warrants exercisable for 83,333 shares of Class A Common Stock held directly by a trust, of which Mr. Chapus is the trustee.

(2) Reflects: (a) 3,250,000 shares of Class A Common Stock held directly by Sponsor, and (b) 827,500 shares of Class A Common Stock and warrants exercisable for 275,835 shares of Class A Common Stock held directly by CCGH, an entity controlled by Mark Attanasio and Jean-Marc Chapus. CCGH Legacy Assets, LLC, Beyer Family Interests LLC and TSJD Family LLC are managing members of the Sponsor. CCGH Legacy Assets, LLC delegated any of its voting and investment power over the Issuer's securities to Messrs. Attanasio and Chapus. Robert D. Beyer is a managing member of Beyer Family Interests LLC. Todd M. Purdy is a managing member of TSJD Family LLC. As such, each of Beyer Family Interests LLC, TSJD Family LLC and Messrs. Attanasio, Chapus, Beyer and Purdy may be deemed to have or share beneficial ownership of the shares held directly by Sponsor. By virtue of their control over CCGH, Messrs. Attanasio and Chapus may be deemed to have or share beneficial ownership over the securities held by CCGH.

(3) The calculation assumes that there is a total of  98,599,895 shares of Class A Common Stock outstanding, based on: (a) 98,240,727 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Report, and (ii) 359,168 shares of Class A Common Stock issuable upon exercise of warrants that may be deemed to be beneficially owned by Mr. Chapus.

1	NAME OF REPORTING PERSON Robert D. Beyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,250,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,250,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (2)
12	TYPE OF REPORTING PERSON IN

(1) Reflects shares of Class A Common Stock held directly by Sponsor. CCGH Legacy Assets, LLC, Beyer Family Interests LLC and TSJD Family LLC are managing members of the Sponsor. CCGH Legacy Assets, LLC delegated any of its voting and investment power over the Issuer's securities to Mark Attanasio and Jean-Marc Chapus. Robert D. Beyer is a managing member of Beyer Family Interests LLC. Todd M. Purdy is a managing member of TSJD Family LLC. As such, each of Beyer Family Interests LLC, TSJD Family LLC and Messrs. Attanasio, Chapus, Beyer and Purdy may be deemed to have or share beneficial ownership of the shares held directly by Sponsor.

(2) The calculation assumes that there is a total of  98,240,727 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Report.

1	NAME OF REPORTING PERSON Todd M. Purdy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,250,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,250,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (2)
12	TYPE OF REPORTING PERSON IN

(1) Reflects shares of Class A Common Stock held directly by Sponsor. CCGH Legacy Assets, LLC, Beyer Family Interests LLC and TSJD Family LLC are managing members of the Sponsor. CCGH Legacy Assets, LLC delegated any of its voting and investment power over the Issuer's securities to Mark Attanasio and Jean-Marc Chapus. Robert D. Beyer is a managing member of Beyer Family Interests LLC. Todd M. Purdy is a managing member of TSJD Family LLC. As such, each of Beyer Family Interests LLC, TSJD Family LLC and Messrs. Attanasio, Chapus, Beyer and Purdy may be deemed to have or share beneficial ownership of the shares held directly by Sponsor.

(2) The calculation assumes that there is a total of  98,240,727 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Report.

Item 1(a). Name of Issuer:

LiveVox Holdings, Inc. (f/k/a Crescent Acquisition Corp.)

Item 1(b). Address of Issuer’s Principal Executive Offices:

655 Montgomery Street, Suite 1000, San Francisco, CA 94111

Item 2(a). Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the Reporting Persons”):

1.	CFI Sponsor LLC
2.	CCGH Legacy Assets, LLC
3.	Beyer Family Interests LLC
4.	TSJD Family LLC
5.	Mark Attanasio
6.	Jean-Marc Chapus
7.	Robert D. Beyer
8.	Todd M. Purdy

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number:

The Class A Common Stock CUSIP Number is 53838L100.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

Collectively, the Reporting Persons beneficially own an aggregate of 5,020,001 shares of Class A Common Stock, consisting of: (i) 4,577,500 shares of Class A Common Stock, and (ii) warrants exercisable for 442,501 shares of Class A Common Stock.

(b)	Percent of class:

See responses to Item 11 on each cover page.

Collectively, the Reporting Persons beneficially own an aggregate of 5,020,001 shares of Class A Common Stock, representing 5.1% of the outstanding shares of Class A Common Stock.  The beneficial ownership percentage assumes that there is a total of  98,683,228 shares of Class A Common Stock outstanding, based on (i) 98,240,727 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, and (ii) 442,501 shares of Class A Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2022
CFI Sponsor LLC

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

CCGH Legacy Assets, LLC

	By:	/s/ George P. Hawley
George P. Hawley, as an Authorized Signatory

Beyer Family Interests LLC

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

TSJD Family LLC

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

Mark Attanasio

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

Jean-Marc Chapus

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

Robert D. Beyer

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

Todd M. Purdy

	By:	/s/ George P. Hawley
George P. Hawley, as attorney-in-fact

Exhibit Index

Exhibit 99.1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.